

September 15, 2014

Via Email
Mr. Thad M. Brown
Chief Financial Officer
Anworth Mortgage Asset Corporation
1299 Ocean Avenue, 2nd Floor
Santa Monica, CA  90401

> **Re:     Anworth Mortgage Asset Corporation**
> **Form 10-K**
> **Filed February 26, 2014**
> **File No. 001-13709**

Dear Mr. Brown:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 47

Results of Operations, page 49

1.     We note that the constant prepayment rate of your MBS fell significantly in the fourth quarter of 2013, and that you recognized a lower premium amortization expense in 2013 due to a decrease in future CPR projections.  Please expand your disclosure in future filings to include a discussion of the drivers of the lower realized CPR, the CPR assumptions used in your projection, and how you assessed the sustainability of a lower CPR for purposes of your projection.  Please provide us with your proposed disclosure.

2.     We note that there was a significant increase in the level of Agency MBS sold during 2013 as compared to the previous two years.  In future filings, please disclose the reason

for the increased sale activity and if this is indicative of a trend. Please provide us with your proposed disclosure.

Financial Condition, page 51

3.      We note the table on page 53 related to repurchase agreement borrowings. Please expand your disclosure in future filings to include the average quarterly balance for each of the past three years. In addition, quantify the period end balance for each of those quarters and the maximum balance at any month-end. Explain the causes and business reasons for significant variances among these amounts.

Hedging, page 53

4.      We note that your swap agreements as a percentage of outstanding repurchase agreements has increased significantly year over year. In future filings, please discuss the reason(s) for this change, whether you expect the trend to continue, and the impact that the policy has had on your net interest income. Please provide us with your proposed disclosure.

Stockholders' Equity, page 56

5.      Please include a statement disclosing the reasons why you believe "Common stockholders' equity without AOCI" provides useful information to investors regarding your financial condition and/or results of operations and to the extent material, a statement disclosing the additional purposes, if any, for which you use "Common stockholders' equity without AOCI" in accordance with Item 10(e)(1)(i)(C-D). In addition, it appears that "Common stockholders' equity" is also a non-GAAP measure. Please revise to comply with the disclosure requirements of Item 10(e) of Regulation S-K for this measure as well. Please provide us with your proposed response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Senior Assistant Chief Accountant